SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated September 2, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure:	ANNOUNCEMENT OF EUROPEAN REGULATORY APPROVAL FOR GE ACQUISITION OF INSTRUMENTARIUM

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: September 2, 2003	By:	/s/ Matti Salmivuori Chief Financial Officer

Date: September 2, 2003	By:	/s/ Juhani Lassila Group Treasurer

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September 2, 2003 at 7.20 p.m. 1(2)

ANNOUNCEMENT OF EUROPEAN REGULATORY APPROVAL FOR GE ACQUISITION OF INSTRUMENTARIUM

General Electric Company has today made the following notification to Instrumentarium Corporation regarding an update on its tender offer to acquire all outstanding shares and options in Instrumentarium Corporation and related regulatory process:

GE RECEIVES EUROPEAN REGULATORY APPROVAL FOR INSTRUMENTARIUM ACQUISITION

General Electric Company (NYSE: GE), through its GE Medical Systems division, today announced that the European Commission has approved GE’s acquisition of Instrumentarium.

Both companies continue to work closely and constructively with other regulatory authorities to complete the remaining approvals required. GE’s tender offer for all Instrumentarium shares and options has been extended to expire ten Finnish banking days after the receipt of the final required regulatory approval.

In order to meet concerns expressed by the European Commission and gain its approval, GE has agreed to divest Instrumentarium’s Spacelabs business and to enable the future owner of Spacelabs the ability to distribute and market certain Instrumentarium anesthesia machines non-exclusively and Cardiocap/5 Gas Monitor exclusively in the European Economic Area, along with a non-exclusive global gas module supply agreement.

For additional information on the tender offer, or to obtain copies of the tender offer materials, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031 and ADR holders may contact Morrow & Co., Inc., by calling toll-free from within the U.S. (800) 607-0088, or collect from outside the United States +1 212-754-8000. Tender offer materials are available on the Internet at nordeasecurities.com. English language versions of the tender offer materials have been furnished to the U.S. Securities and Exchange Commission and are available on its Web site at sec.gov.

About Instrumentarium Corporation

Instrumentarium is a leading international medical technology company, headquartered in Helsinki, Finland. Instrumentarium currently derives approximately 80% of sales from its Anesthesia and Critical Care operations and additionally operates in Diagnostic Imaging and Infant Care. For more information, visit www.instrumentarium.com.

About General Electric

GE is a diversified technology and services company dedicated to creating products that make life better. The company’s GE Medical Systems division is a $9 billion global leader in medical imaging, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than

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September 2, 2003 at 7.20 p.m. 2(2)

100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. GE operates in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit www.ge.com or gemedical.com.

# # #

This information includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions. The statements relating to the final completion of the combination involves as a risk, inter alia, that the conditions for the final completion of the proposed combination and tender offer are not satisfied and the combination and the tender offer is therefore not finally completed.

INSTRUMENTARIUM CORPORATION

Matti Salmivuori                      Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422